M-real Corporation Stock Exchange Bulletin 18.1.2007

# M-REAL TO CLOSE TWO PAPER MACHINES IN ITS MILL IN GOHRSMÜHLE, GERMANY

On 18 October 2006, M-real announced its new restructuring programme, which included possible closures of capacity. One of these possible closures was the paper machines 6 and 7 in Gohrsmühle, Germany.

Following the completion of the local consultation process, M-real has now confirmed that the machines will cease production by the end of February 2007. The machines produce 100,000 tons of coated woodfree paper and employ approximately 35 people.

In addition to the paper machines 6 and 7 in Gohrsmühle, as announced earlier, M-real is possibly closing its Wifsta mill in Sweden and will close its mill in Sittingbourne in the UK by 31 January 2007.

M-REAL CORPORATION

SUPPL



Further information:

Seppo Parvi, CFO, +358 10 469 4321
Anne-Mari Achrén, Communications, +358 10 469 4541



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M-real Oyj Pörssitiedote 18.1.2007

## M-REAL SULKEE KAKSI PAPERIKONETTAAN SAKSAN GOHRSMÜHLESSÄ

M-real julkisti 18. lokakuuta 2006 saneerausohjelman, joka sisälsi suunnitelman tuotantokapasiteetin mahdollisista sulkemisista. Mahdollisten sulkemispäätösten kohteena olivat mm. paperikoneet 6 ja 7 Saksan Gohrsmühlessä.

Paikallisesti käytyjen neuvottelujen päätyttyä M-real on päättänyt sulkea kyseiset paperikoneet helmikuun 2007 loppuun mennessä. Paperikoneet tuottavat 100 000 tonnia päällystettyä hienopaperia ja niillä on henkilöstöä noin 35.

Aiemmin ilmoitetun mukaisesti Gohrsmühlen paperikoneiden 6 ja 7 lisäksi M-real harkitsee Wifstan paperitehtaan sulkemista Ruotsissa sekä sulkee Sittingbournen paperitehtaan Iso-Britanniassa 31.1.2007 mennessä.

M-REAL OYJ

Lisätietoja

Seppo Parvi, talousjohtaja, +358 10 469 4321
Anne-Mari Achrén, viestintä, +358 10 469 4541